                                                                  EXHIBIT 99.01
                              SECOND QUARTER REPORT - 2001

                              DEAR FELLOW SHAREHOLDERS:

[VISTA GOLD CORP. LOGO]
                              Gold prices seem to have found support in the $260 to $280 range. Although the U.S. dollar remains strong, there is a growing consensus that gold's fundamentals are better than they have been for some time. The recent Bank of England gold auction, for example, was heavily over-subscribed and attracted full market price.

I am gratified that there continues to be a high degree of interest in the Corporation's common stock. Trading volumes on the American Stock Exchange represented a 39% annualized turnover in the month of May. Over 75% of the outstanding shares were voted at the Corporation's Annual General Meeting in May. The chart below illustrates the improvement in value of VGZ relative to the DJIA, the NASDAQ, the S&P 500 and the XAU gold index, for the first six months of 2001.

           [VISTA GOLD CORP. (VGZ) RELATIVE STOCK PERFORMANCE GRAPH]
                       [SIX MONTHS ENDING JUNE 30, 2001]
                       [% CHANGE FROM VALUE AT 12/31/00]

At the Hycroft mine, relogging of core, reassaying and reevaluation of existing data have identified some higher-grade gold and silver zones beneath the Albert and Brimstone areas. These zones are continuous and have not been considered in earlier evaluations of the deposits. The following results are from re-assaying samples which were not previously analyzed for silver, and are typical of the high-grade silver zone.


------------------------------------------------------------------------------------------------------------
   HOLE NO.         FROM/TO      SAMPLE LENGTH     GOLD GRADE     SILVER GRADE     ** GOLD         ZONE
                     (FT)            (FT)             OPT.            OPT.        EQUIVALENT
                                                                                    OPT.
------------------------------------------------------------------------------------------------------------
     94-2458        265-880           615             0.027           1.06          0.043        BRIMSTONE
------------------------------------------------------------------------------------------------------------
     96-3013        280-888           608             0.023           0.82          0.036        BRIMSTONE
------------------------------------------------------------------------------------------------------------
    * 96-2905       400-500           100             0.026           2.30          0.062         ALBERT
------------------------------------------------------------------------------------------------------------
    * 92-1957       262-430           168             0.036           0.82          0.049        BRIMSTONE
------------------------------------------------------------------------------------------------------------

*    HOLES 96-2905 AND 92-1957, BOTTOM IN MINERALIZATION.
** GOLD/SILVER PRICE $275/$4.25 PER OUNCE. METALLURGICAL RECOVERY WILL DEPEND ON PROCESS SELECTION AND TESTING

We have also been conducting a preliminary evaluation of the large bulk sulfide mineralized zone which underlies both the Crofoot and Brimstone oxide deposits at Hycroft. Preliminary metallurgical work carried out by independent laboratories indicates that the sulfide material is amenable to concentration, by flotation, to produce a concentrate with a gold grade of approximately 0.4 opt. Exploitation of these bulk sulfides, although not economical at today's gold prices, could add significant upside potential to the Hycroft mine, if gold prices improve in the future. These prospects will be the subject of additional drilling and sampling programs as funds become available to the company.

At the Hycroft mine, gold production continues, but the recoverable gold contained in the leach pads is decreasing. As expected, gold recovered in the second quarter was 956 ounces, down from 1,387 ounces in the first quarter. Management estimates an additional 660 ounces of gold will be produced through the remainder of the year.

 The declining gold production resulted in a $0.6 million ($0.01 per share) loss in the second quarter of 2001, compared to a $0.8 million ($0.01 per share) loss in the same quarter last year. At the end of the quarter, we had $ 1.6 million ($0.02 per share) in working capital, including $0.6 million in cash. Management estimates that the corporation we will have sufficient capital to continue the current level of activity through March 2002, assuming no new capital is acquired. We continue to be diligent in our efforts to conserve working capital and to look for sources of new capital. Although the preferred strategy remains focused on maintaining our core asset - the Hycroft mine - without diluting the position of existing shareholders, management is considering all alternatives.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.




Ronald J. (Jock) McGregor
President and Chief Executive Officer


August 7, 2001




The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185.



(720) 981-1185 - VOICE     7961 SHAFFER PARKWAY - SUITE 5 - LITTLETON, CO 80127
                                                           (720) 981-1186 - FAX